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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

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                                                  |  SEC File Number:  1-82  |
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(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q

             [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:  December 31, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


 Phelps Dodge Corporation
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Full Name of Registrant


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Former Name if Applicable


 One North Central Avenue
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Address of Principal Executive Office (Street and Number)


 Phoenix, AZ  85004
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

The Company needs additional time to finalize the consolidated financial statements, management's discussion and analysis, and other items, to be included in its Form 10-K for the year ended December 31, 2002. As previously disclosed, the Company has received a number of comments on its financial statements from the SEC staff during an ordinary course review of the Company's public filings. The Company expects that the financial statements to be included in its Form 10-K will reflect changes in its business segments and restatement adjustments relating to depreciation, amortization and reclamation expense at certain of its mining properties, and a contingency reserve. The Company also will include restatement adjustments relating to ore stockpiles, and a valuation allowance concerning certain deferred income tax assets.

The Company is in the process of completing the necessary changes. The net effects of the changes are expected to be positive in certain prior periods while negative in others, and management expects that on a cumulative basis the change in the Company's retained earnings will not be significant.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Ramiro G. Peru                (602)                       366-3178
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         (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [X] Yes   [ ] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company's response to Part III above.

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                            Phelps Dodge Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2003

By:     /s/  Ramiro G. Peru
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        Ramiro G. Peru
        Senior Vice President and Chief Financial Officer



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